UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number:  001-32000

JED Oil Inc. (Translation of registrant's name into English)

2200, 500-4th Avenue S.W. Calgary, Alberta T2P 2V6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

On March 30, 2007 the Issuer filed its Annual Information Form, including reports under National Instrument 51-101, and a Material Change Report with the Alberta Securities Commission., and announced its financial results for Q4 and fiscal 2006, the appointment of an officer, the filing of its reports under National Instrument 51-101 and the move of its corporate headquarters. The documents attached as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this Form 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form S-8 Registration Statement (No. 333-121146) and the Registration Statement on Form F-3 (No. 333-128711).

Exhibit	Description
99.1 99.2 99.3	Annual Information Form dated March 30, 2007 Material Change Report dated March 30, 2007 News Release dated March 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 30, 2007

JED Oil Inc.
(Registrant)
By:

(signed) “Marcia L. Johnston”

Marcia L. Johnston, Q.C.

General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1 99.2 99.3	Annual Information Form dated March 30, 2007 Material Change Report dated March 30, 2007 News Release dated March 30, 2007